UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2004

Commission File No. 0-32255

BALATON POWER INC.
(Translation of registrant's name into English)

19 East Fourth Avene, Hutchinson, Kansas 67501
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -

[BALATON LOGO]

19 East Fourth Avenue
Hutchinson, Kansas U.S.A. 67501

Phone: (620) 662-3697 Fax: 620.662.6861

BALATON ANNOUNCES SHAREHOLDER APPROVAL OF 2004
STOCK OPTION PLAN, GRANT OF OPTIONS TO INSIDERS

Vancouver, B.C. Canada, July 9, 2004 - Balaton Power Inc. ("Balaton") (OTC BB: "BPWRF") announced today that on June 25, 2004, at its Annual and Extraordinary General Meeting, Balaton's shareholders approved the 2004 Stock Option Plan (the "Plan") which reserves up to 3,000,000 common shares for issuance, such common shares are in addition to the 2,900,000 common shares reserved for issuance for current issued and outstanding options. Further details of the Plan may be found in Balaton's Information Circular. In addition, Balaton's board of directors has approved effective June 25, 2004, the grant of an aggregate of 1,300,000 options under the Plan to insiders of Balaton at an exercise price of US$0.40 with an expiry date of June 25, 2009 to vest immediately upon date of grant.

Please refer to www.SEDAR.com for more information.

ON BEHALF OF THE BOARD OF DIRECTORS

Signed "Robert Wyllie"

Robert Wyllie
Chief Financial Officer, Balaton Power Inc.

FORWARD LOOKING STATEMENTS: This document includes forward-looking statements as well as historical information. Forward-looking statements include, but are not limited to, the continued advancement of Balaton Power's general business development, asset acquisition and/or acquisition of hydroelectric production sites, the sale of electricity and/or the research, development and/or marketing/distribution of the Company's Pisces technology. When used in this document, the words "anticipate", "believe", "estimate", "expect", "intent", "may", "project", "plan", "should" and similar expressions are intended to be among the statements that identify forward-looking statements. Although Balaton Power Inc. believes that their expectations reflected in these forward looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statement. Important factors that could cause actual results to differ from these forward-looking statements include the potential that Balaton's mineral deposit(s), hydroelectric site development/acquisition, the sale of and/or the research, development and/or marketing/distribution of the Company's Pisces technology will experience technological and/or mechanical problems, fluctuations in the marketplace for the sale of minerals and/or electricity, the inability to implement corporate strategies, the ability to obtain financing and other risks disclosed in our annual report on Form 10-K filed with the U.S. Securities and Exchange Commission and the British Columbia Securities Commission.

BC FORM 51-102F3
(previously BC Form 53-901F)

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Balaton Power Inc. (the "Company")
19 East Fourth Avenue
Hutchinson, Kansas
67501 U.S.A.

Telephone: (620) 662-3697

Item 2. Date of Material Change

June 25, 2004

Item 3. News Release

The Company disseminated a Press Release on July 9, 2004 via Stockwatch and Market News Publishing Inc. and filed on SEDAR.

Item 4. Summary of Material Change

The Company announced that the 2004 Stock Option Plan was approved at the Company's annual and extraordinary general meeting on June 25, 2004. The Company further announced that it granted an aggregate of 1,300,000 options to insiders under the 2004 Stock Option Plan on the same day.

Item 5. Full Description of Material Change

The Company announced that on June 25, 2004, at its Annual and Extraordinary General Meeting, Balaton's shareholders approved the 2004 Stock Option Plan (the "Plan") which reserves up to 3,000,000 common shares for issuance, such common shares are in addition to the 2,900,000 common shares reserved for issuance for current issued and outstanding options. Further details of the Plan may be found in Balaton's Information Circular. In addition, Balaton's board of directors has approved effective June 25, 2004, the grant of an aggregate of 1,300,000 options under the Plan to insiders of Balaton at an exercise price of US$0.40 with an expiry date of June 25, 2009 to vest immediately upon date of grant.

Item 6. Reliance on Section 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7. Omitted Information

None

Item 8. Executive Officer

Richard Burdett
Telephone: (620) 662-3697

Item 9 Date of Report

DATED at Vancouver, British Columbia, this 9TH day of July, 2004.

Signed "Robert Wyllie"
ROBERT WYLLIE
Director, Chief Financial Officer

[BALATON LOGO]

19 East Fourth Avenue
Hutchinson, Kansas U.S.A. 67501

Phone: (620) 662-3697 Fax: 620.662.6861

BALATON ANNOUNCES SHARES FOR DEBT

Vancouver, B.C. Canada, July 14, 2004 - Balaton Power Inc. ("Balaton") (OTC BB: "BPWRF") announced that on July 13, 2004 it settled US$518,763.30 (CAD$674,392.30) of outstanding debt with three parties at a deemed price of US$0.25 (CDN$0.325) per Unit resulting in the aggregate issuance of 2,075,054 Units in the capital of Balaton. Each Unit consists of one common share and one non-transferable share purchase warrant entitling the holder to purchase one additional common share in the capital of Balaton up to two years after the date of issuance at an exercise price of US$0.40 per common share. No insiders of Balaton participated in these debt settlement arrangements.

ON BEHALF OF THE BOARD OF DIRECTORS

Signed "Robert Wyllie"

Robert Wyllie
Chief Financial Officer, Balaton Power Inc.

FORWARD LOOKING STATEMENTS: This document includes forward-looking statements as well as historical information. Forward-looking statements include, but are not limited to, the continued advancement of Balaton Power's general business development, asset acquisition and/or acquisition of hydroelectric production sites, the sale of electricity and/or the research, development and/or marketing/distribution of the Company's Pisces technology. When used in this document, the words "anticipate", "believe", "estimate", "expect", "intent", "may", "project", "plan", "should" and similar expressions are intended to be among the statements that identify forward-looking statements. Although Balaton Power Inc. believes that their expectations reflected in these forward looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statement. Important factors that could cause actual results to differ from these forward-looking statements include the potential that Balaton's mineral deposit(s), hydroelectric site development/acquisition, the sale of and/or the research, development and/or marketing/distribution of the Company's Pisces technology will experience technological and/or mechanical problems, fluctuations in the marketplace for the sale of minerals and/or electricity, the inability to implement corporate strategies, the ability to obtain financing and other risks disclosed in our annual report on Form 10-K filed with the U.S. Securities and Exchange Commission and the British Columbia Securities Commission.

Form 51-102F3

Material Change Report

Item 1 Name and Address of Company

Balaton Power Inc.
19 East Fourth Avenue
Hutchinson, Kansas U.S.A. 67501

Telephone: (620) 662-3697

Item 2 Date of Material Change

July 13, 2004

Item 3 News Release

News Release dated July 14, 2004 was filed on SEDAR and disseminated via Stockwatch, Vancouver, British Columbia and Market News Publishing Inc. on July 14, 2004.

Item 4 Summary of Material Change

The Company announced that it settled US$518,763.30 (CAD$674,392.30) of outstanding debt.

Item 5 Full Description of Material Change

The Company announced that on July 13, 2004 it settled US$518,763.30 (CAD$674,392.30) of outstanding debt with three parties at a deemed price of US$0.25 (CDN$0.325) per Unit resulting in the aggregate issue of 2,075,054 Units in the Capital of the Company. Each Unit consists of one common share and one non-transferable share purchase warrant entitling the holder to purchase one additional common share in the capital of the Company up to two years after the date of issuance at an exercise price of US$0.40 per common share. No insiders participated in the debt settlement arrangements.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

None.

Item 8 Executive Officer

Robert Wyllie, Chief Financial Officer, Balaton Power Inc.
Telephone: (905) 260-5429

Item 9 Date of Report

DATED at Vancouver, British Columbia, this 14th day of July, 2004.

Signed "Robert Wyllie"
ROBERT WYLLIE
Chief Financial Officer

[BALATON LOGO]

19 East Fourth Avenue
Hutchinson, Kansas U.S.A. 67501

Phone: (620) 662-3697 Fax: 620.662.6861

BALATON ANNOUNCES PRIVATE PLACEMENT

Vancouver, B.C. Canada, July 22, 2004 - Balaton Power Inc. ("Balaton") (OTC BB: "BPWRF") announced today that it has arranged a non-brokered private placement of 600,000 units at a price of US$0.30 per unit for gross proceeds of US$180,000. Each unit consists of one common share of Balaton ("Share") and one non-transferable share purchase warrant ("Warrant"). Each Warrant entitles the holder for 24 months from the date of issue of the Warrant Share to acquire one additional common share in the capital of Balaton at an exercise price of US$0.40. The private placement is expected to close the end of July 2004.

ON BEHALF OF THE BOARD OF DIRECTORS

Robert Wyllie
Chief Financial Officer, Balaton Power Inc.

FORWARD LOOKING STATEMENTS: This document includes forward-looking statements as well as historical information. Forward-looking statements include, but are not limited to, the continued advancement of Balaton Power's general business development, asset acquisition and/or acquisition of hydroelectric production sites, the sale of electricity and/or the research, development and/or marketing/distribution of the Company's Pisces technology. When used in this document, the words "anticipate", "believe", "estimate", "expect", "intent", "may", "project", "plan", "should" and similar expressions are intended to be among the statements that identify forward-looking statements. Although Balaton Power Inc. believes that their expectations reflected in these forward looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statement. Important factors that could cause actual results to differ from these forward-looking statements include the potential that Balaton's mineral deposit(s), hydroelectric site development/acquisition, the sale of and/or the research, development and/or marketing/distribution of the Company's Pisces technology will experience technological and/or mechanical problems, fluctuations in the marketplace for the sale of minerals and/or electricity, the inability to implement corporate strategies, the ability to obtain financing and other risks disclosed in our annual report on Form 10-K filed with the U.S. Securities and Exchange Commission and the British Columbia Securities Commission.

Form 51-102F3

Material Change Report

Item 1 Name and Address of Company

Balaton Power Inc.
19 East Fourth Avenue
Hutchinson, Kansas U.S.A. 67501

Telephone: (620) 662-3697

Item 2 Date of Material Change

July 22, 2004

Item 3 News Release

News Release dated July 22, 2004 was filed on SEDAR and disseminated via Stockwatch, Vancouver, British Columbia and Market News Publishing Inc. on July 22, 2004.

Item 4 Summary of Material Change

The Company announced that it has arranged a private placement of 600,000 units at US$0.30 per unit.

Item 5 Full Description of Material Change

The Company announced that it has arranged a non-brokered private placement of 600,000 units at a price of US$0.30 per unit for gross proceeds of US$180,000. Each unit consists of one common share of Balaton ("Share") and one non-transferable share purchase warrant ("Warrant"). Each Warrant entitles the holder for 24 months from the date of issue of the Warrant to acquire one additional common share in the capital of Balaton at an exercise price of US$0.40. The private placement is expected to close the end of July 2004.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

None.

Item 8 Executive Officer

Robert Wyllie, Chief Financial Officer, Balaton Power Inc.
Telephone: (905) 260-5429

Item 9 Date of Report

DATED at Vancouver, British Columbia, this 22nd day of July, 2004.

"ROBERT WYLLIE"
ROBERT WYLLIE
Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BALATON POWER INC.

Date: September 2, 2004

/s/ Robert Wyllie
Name: Robert Wyllie
Title: Chief Financial Officer